Exhibit 1

2006-03-10, 19:39:42, EST

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Insider:	Grau.M	Issuer:	Peru Copper Inc	Security:	Options Common

File insider report - File transaction information

Security designation	Options (Common Shares)
Opening balance of securities or contracts held	300000
Opening balance of equivalent number or value of underlying securities	300000
Date of transaction	2006-02-06
Nature of transaction	00 - Opening Balance-Initial SEDI Report

General remarks (if necessary to describe the transaction)
Private remarks to securities regulatory authorities

SEDI	Page 1 of 1

Back	2006-03-10, 19:41:35, EST

Insider:	Grau.M	Issuer:	Peru Copper Inc	Security:	Options Common

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of
Options (Common Shares)		300000	2006-02-06	00 - Opening Balance- Initial SEDI Report	0

SEDI	Page 1 of 1